May 10, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Andrew Blume
Kevin Woody

Re: Universal Electronics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Furnished February 15, 2024
File No. 0-21044

Ladies and Gentlemen:

Universal Electronics, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed March 14, 2024 (“Form 10-K”), and Current Report Form 8-K furnished February 15, 2024 (“Form 8-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 35

1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. For example, we note that you attribute the annual change in gross profit to multiple unquantified factors. When you discuss sales fluctuations, also specifically describe the extent to which changes are attributable to changes in prices, such as the sales price increases referenced on page 31, or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, you disclose that the decline in net sales was primarily due to lower customer demand in your home entertainment channel without providing additional context. Ensure you explain in sufficient detail the reasons driving such changes and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:
•to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;
•to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
•to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:
In future filings, we plan to expound upon the factors that have contributed to a material change in a financial statement line item by providing further context to explanations and quantifying factors where practical and to the

United States Securities and Exchange
Commission Division of Corporate Finance
Office of Manufacturing

extent material. For example, in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2024 (the “Q1 2024 Form 10-Q”), we have included the following language:

Net sales. Net sales for the three months ended March 31, 2024 were $91.9 million compared to $108.4 million for the three months ended March 31, 2023. We have experienced lower customer demand in both our home entertainment and climate channels. Our home entertainment channel continues to be adversely affected by cord cutting while our climate control channel is experiencing a decrease in demand in Europe which we believe is a result of recent reductions in governmental subsidies for heat pump technology.

Gross profit. Gross profit for the three months ended March 31, 2024 was $26.0 million compared to $24.7 million for the three months ended March 31, 2023. Gross profit as a percentage of sales increased to 28.3% for the three months ended March 31, 2024 from 22.8% for the three months ended March 31, 2023. The execution of our factory footprint optimization plan has resulted in a significant reduction of excess manufacturing capacity, yielding a gross margin rate improvement of approximately 460 basis points. In addition, a stronger U.S. dollar resulted in a 90 basis point improvement in our gross margin rate.

2.We note your disclosures, including on pages 19 and 31, regarding increases in various costs, such as component, materials, logistic, labor and borrowing costs, as well as additional tariffs on certain goods imported from China. Please revise your disclosures in future filings to expand upon the principal factors contributing to your inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.

Response:
In future filings, we plan to include disclosure to expand upon the principal factors contributing to our inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on our results of operations and financial condition, to the extent applicable and material. For example, in our Q1 2024 Form 10-Q, we have included the following language:

We have been negatively impacted and we expect to continue to be negatively impacted by adverse macroeconomic conditions, in particular reduced consumer spending. We have also been adversely impacted due to inflationary pressures, including increased component and logistics costs and increases in wages and costs of borrowing funds. To help offset these increased costs, we have been able to increase sales prices on certain products, however such increases may not fully offset the impact of these cost increases which would negatively impact our gross margins and overall financial results. In addition, we expect recessionary pressures in the global economy to continue which will ultimately negatively impact our sales demand. Management will continue to seek ways to lessen the impact these pressures may have on our margins and overall financial results by continuing to seek price increases where appropriate, executing on our plan to reduce our manufacturing overhead and to locate alternative and less expensive sources of component parts and materials.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 49

3.We note that you recognize revenue related to products, services, and royalties. We further note your disclosure on page 3 that your products serve various sales channels and industries, such as consumer electronics, climate control, and safety and home automation, and your disclosure on page 48 that your chief operating decision maker reviews disaggregated revenues. Please tell us how you considered providing disaggregated revenue disclosures of such categories pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91. If you believe your current disclosures fully comply with such guidance, further clarify how your disclosures comply with the product and services disclosure requirement of ASC 280-10-50-40. As part of your response, ensure you tell us the specific revenue categories included in the information regularly provided to your chief operating decision maker.

United States Securities and Exchange
Commission Division of Corporate Finance
Office of Manufacturing

Response:
Disaggregated revenue disclosures pursuant to ASC 606-10-50-5 and SEC 606-10-55-89 through 55-91:
We referred to the guidance in ASC 606-10-50-5 to assess how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by various economic factors in order to disaggregate revenue into useful categories. When determining the most appropriate categories by which to disaggregate revenue for disclosure, we considered the following implementation guidance described in ASC 606-10-55-91:

(a) Type of good or service – We design, develop, manufacture, ship and support control and sensor technology solutions and a broad line of universal control systems, audio-video accessories, wireless security and smart home products. Each product follows the same development, production, and sales cycle, which consists of internal design and engineering, quality management and testing, supply chain and logistics, and in-house manufacturing. The Company’s products, of which many include our Quickset technology, can be made in the same production facilities, with substantially the same production tools and workforce. Our Quickset technology provides us with a competitive advantage and is typically embedded within a product but is also, to a much lesser extent, licensed to customers as a royalty arrangement. Our service revenue is immaterial. As such, we deemed disaggregation by type of good or service not the most helpful way for users of the financial statements to assess how the nature, amount, timing and uncertainty of revenue and cash flows are affected by various economic factors.

(b) Geographic region – We have a significant global presence in which we generate revenue across multiple countries. Our international footprint has major effects on the economic factors impacting our business. As such, disaggregation of revenue by geographic region is disclosed in the notes to the consolidated financial statements.

(c) Market or type of customer – We sell our products directly to businesses and not directly to end-consumers. An insignificant amount of product is sold through distributors and the economics of these transactions are similar to those sold through non-distributors. As such, we deemed disaggregation by market or type of customer as not the most helpful way for users of the financial statements to assess how the nature, amount, timing and uncertainty of revenue and cash flows are affected by various economic factors.

(d) Type of contract – Our contracts are based upon fixed unit pricing with indeterminate volumes. As such, disaggregation by contract type is not warranted.

(e) Contract duration – The contract terms with our customers are consistent and typically less than a year. As such, disaggregation by contract duration is not warranted.

(f) Timing of transfer of goods or services – We recognize revenue at a point in time and on an over time basis. As such, disaggregation by timing of transfer of goods or services is disclosed in the notes to the consolidated financial statements.

(g) Sales channels – Please refer to our discussion under (c) Market or type of customer.

As noted in the commentary above and in reviewing our disclosures included in our Form 10-K, we believe that we have met the requirements under ASC 606-10-55-89 and 91.

Disclosure requirements of ASC 280-10-50-40:
With respect to the disclosure requirements of ASC 280-10-50-40, we respectfully advise the Staff that we considered the aggregation factors included in ASC 280-10-50-11:

(a) The nature of the products – As discussed above, the nature of the control and sensor technology products we develop and manufacture are substantially the same.

United States Securities and Exchange
Commission Division of Corporate Finance
Office of Manufacturing

(b) The nature of the production processes – As discussed above, our products can be made in the same production facilities with substantially the same production tools and workforce.

(c) The type or class of customer for our products – As discussed above, we sell our products directly to businesses and not directly to end-customers. Substantially all of our sales are to customers that are large, established businesses with low credit risk profiles.

(d) The methods used to distribute our products – As discussed above, we sell our products directly to businesses. An insignificant amount of product is sold through distributors and the economics of these transactions are similar to those sold through non-distributors.

Based on these factors, we believe our various products constitute a group of similar products under ASC 280-10-50-40, and in reviewing our disclosures included in our Form 10-K, we believe that we have met the requirements under ASC 280-10-50-40.

Revenue categories included in the information regularly provided to our chief operating decision maker (“CODM”):
We assessed the implementation guidance codified within ASC 606-10-55-90 for selecting the type of categories into which to disaggregate revenue, including: (a) disclosures presented outside of the financial statements, for example, in earnings releases and annual reports, or earnings calls, (b) information regularly reviewed by the CODM for evaluating the financial performance of operating segments, and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by us to make resource allocation decisions or that is used by analysts and investors to evaluate our financial performance.

With respect to ASC 606-10-55-90 (b), the CODM utilizes disaggregated revenue information by various channels, including Home Entertainment and Connected Home, and by geographical region. Home Entertainment is comprised of Subscription Broadcast (which includes cable and satellite), Consumer Electronics and Retail and Connected Home is comprised of Home Automation, Security, Hospitality and HVAC.

Revenue disaggregated by channel has not been used historically as a measure to assess performance or allocate resources across our operating segment. This fact, in conjunction with the similarity among economic factors affecting the nature, amount, timing, and uncertainty of revenue generated by channel, led us to conclude that revenue by channel would not be useful for disaggregation in the notes to the consolidated financial statements. As such, this disaggregation criterion is not reported within the financial statement disclosures or MD&A.

As our business continues to evolve, we regularly review the disaggregated revenue disclosures and will make adjustments to reflect changes to such disclosures as new information is deemed relevant to depict how the nature, extent, timing, and uncertainty of revenue and cash flows are affected by various economic factors to the extent appropriate.

Note 10 – Income Taxes, page 64

4.Please address the following comments related to your tax rate reconciliation on page 66:
•Tell us and consider disclosing the nature of the “Distribution of previously taxed foreign earnings and profits” and “Foreign participation exemption” line items.
•Tell us the nature of the items included within the “Foreign tax rate differential” line item. If this line item includes amounts that do not relate to the difference in tax rates between foreign and domestic operations, please segregate this line item into additional categories. If a particular country contributes disproportionately to your income based on significantly lower tax rates, provide additional disclosure in MD&A regarding the impact such tax structures had on your results.

Response:
In response to the Staff’s comment, we supplementally advise the Staff that the “Distribution of previously taxed foreign earnings and profits” represents foreign earnings that were previously taxed in the U.S. prior to 2023. The

United States Securities and Exchange
Commission Division of Corporate Finance
Office of Manufacturing

amount included in the rate reconciliation is the amount of intercompany dividend income included in U.S. pre-tax income that is not taxable under U.S. law.

The “Foreign participation exemption” represents legislative relief in the Netherlands from international taxation on intercompany dividend income being taxed in more than one jurisdiction. The amount included in the rate reconciliation is the amount of intercompany dividend income included in the Netherlands pre-tax income that is not taxable under local/applicable tax law.

The “foreign tax rate differential” line item represents the difference between foreign pretax income amounts taxed at 21% and the applicable local jurisdictional tax rates. There are no other items included in the “foreign tax rate differential” line item in the effective tax rate.

In presenting the rate reconciliation disclosure, we observed ASC 740-10-50-12, which states, “The estimated amount and the nature of each significant reconciling item shall be disclosed”. The income tax rate reconciliation was disclosed based on this guidance, which included disaggregated disclosure of the intercompany dividend income and expense with respect to the tax impacts of the Company’s intercompany distributions executed during the year. These amounts otherwise eliminate in the Company’s consolidated financial statements but, because of the effects on income taxes, the tax effects of the underlying transactions have been presented gross within the rate reconciliation on page 66 referenced above.

Note 13 – Commitments and Contingencies Product Warranties, page 69

5.Please tell us why activity in your product warranty liability rollforward has significantly decreased since fiscal year 2021, including no activity during fiscal year 2023.

Response:
Historically, we have had very low volumes of warranty claims on our products. During 2021, we had a quality issue resulting in a material increase in our warranty liability. In 2021 and 2022, claims were incurred and settled relating to this issue, resulting in a decrease in the warranty liability. There were no additional claims in 2023; however, because the potential for claims still exists, we have maintained the liability on our books as of December 31, 2023. We will continue to monitor warranty claims activity and determine if the liability is appropriate.

Form 8-K Furnished February 15, 2024
Exhibit 99 - Reconciliation of Adjusted Non-GAAP Financial Results, page 7

6.Please address the following comments related to your non-GAAP measures:
•We note your non-GAAP adjustments for “Excess manufacturing overhead and factory transition costs" and "Litigation costs." Tell us the specific nature of the items included within these line items. Explain how you concluded that they are not normal, recurring, cash operating expenses of your business and why eliminating them within your non-GAAP financial measures is meaningful and appropriate. In doing so, ensure you explain in sufficient detail how you determine the costs that should and should not be included within "Excess manufacturing overhead and factory transition costs" and why you consider the legal costs to be "non-recurring." Specifically provide us with the frequency and amounts of litigation cost non-GAAP adjustments made in prior periods. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations ("Non-GAAP C&DIs").

•We note that the line item "Adjustments to acquired tangible assets" eliminates "depreciation related to the mark-up from cost to fair value of fixed assets acquired in business combinations." Tell us how you determined the adjustment does not result in an individually tailored measure pursuant to the guidance in Question 100.0 of the Non-GAAP C&DIs.

United States Securities and Exchange
Commission Division of Corporate Finance
Office of Manufacturing

Response:
The excess manufacturing overhead costs included in our non-GAAP financial measures are the result of converting a refurbishment plant in Mexico into a full-fledged manufacturing facility. This transition was in response to tariffs enacted on imports from China destined for North America. Our manufacturing overhead costs were also negatively impacted because we temporarily expanded our global footprint by opening a factory in Vietnam as part of our long-term factory planning strategy. This was done to lower our manufacturing concentration risk in China. We determined excess overhead as amounts exceeding normal and historical levels of manufacturing inefficiencies. The excess manufacturing overhead costs included in our non-GAAP financial measures are not necessary to operate our business and, therefore, distort the Company’s operating performance. These costs are temporal and are expected to be eliminated in 2024 as we complete the final phase of our manufacturing footprint restructuring plan.

The litigation costs included in our non-GAAP adjustment relate primarily to fees and costs of outside counsel and experts incurred in connection with our lawsuit against Roku and certain other entities. This lawsuit, fully described in Note 13 – Commitments and Contingencies in the notes to the consolidated financial statements included in the Form 10-K, is of a size and complexity of which the Company has never experienced in its 37-year history and is not expected to recur in the future. The costs included in the non-GAAP adjustment also include certain outside counsel fees and costs incurred in connection with other one-time, non-recurring matters but do not include legal fees and costs incurred during the normal course of our business. Because these litigation costs are significant, we believe a non-GAAP adjustment provides investors appropriate and necessary information to understand our core operating and financial results. Our non-GAAP adjustments for this litigation and other fees and costs were as follows (in thousands): 2018 - $251, 2019 - $1,813, 2020 - $3,901, 2021 - $15,300, 2022 - $6,268, and 2023 - $1,687.

The adjustment to acquired tangible assets includes non-cash charges relating to fair value adjustments made at the acquisition date. The depreciation of the mark-up to certain fixed assets, including building improvements, is not considered a necessary expense to operate our business. We, therefore, do not believe it to be an individually tailored measure.

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If you have any questions regarding these matters, please do not hesitate to contact me at 1 (480) 530-3000.

Very truly yours,
Universal Electronics Inc.

By:	/s/ Bryan M. Hackworth
Bryan M. Hackworth
Chief Financial Officer